FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the third quarter 2002 Financial Results
-----------------------------------------------

Las Vegas From Home.com Entertainment Inc.
-----------------------------------------------
(Translation of registrant's name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
-----------------------------------------------
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---


















LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)
















LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

				September 30	December  31
				        2002	        2001
				 (unaudited)	 (unaudited)
ASSETS				------------	------------
Current
	Cash			$     50,669	$    102,022
	Term deposit		      17,250	      17,250
	Receivables		     104,778	      27,732
   	Receivable from related	           -	      26,180
	  party (Note 8)
   	Prepaids		      20,675	      64,700
				------------	------------
				     193,372	     237,884

Interest in mineral property	           1		   1
	(Note 3)
Property and equipment (Note 4)	     316,684	     494,717
				------------	------------
				$    510,057	$    732,602
				============	============
LIABILITIES
Current
   	Payables and accruals	$    294,915	$    212,955
   	Payable to related 	           -	      13,587
   	  parties
	Player deposits		      17,410		   -
   	Loan payable (Note 5)	     211,934	     200,000
   	Obligation under capital      14,628	      14,628
	  lease (Note 6)	------------	------------
				     538,887	     441,170

	Obligation under capital      18,079	      26,479
	  lease (Note 6)
				------------	------------
				     556,966	     467,649
				------------	------------
SHAREHOLDERS' EQUITY
Capital Stock (Note 7)		$ 12,343,787	$ 10,801,388
Capital subscriptions 		           -	     150,000
Deficit				(12,390,696)	 (10,686,435)
				------------	------------
				    (46,909)         264,953
				------------	------------
				$    510,057	$    732,602
				============	============
Going concern (Note 1)
Subsequent event (Note 10)

On behalf of the Board,

"Bedo H. Kalpakian"			"David Horlington"
--------------------			-------------------
Director                                Director






LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND DEFICIT
(Unaudited - Prepared by Management)

					Nine months ended
					  September 30
					2002		2001
				unaudited)	  (unaudited)
				------------	------------
Revenue				$    215,205	$	   -
Interest revenue		      10,314	      15,486
				------------	------------
				     225,519	      15,486
Expenses
   	Advertising and promotion    243,425	      37,709
   	Depreciation		      64,859	      31,181
   	Finance, interest and	      38,189	      16,842
	  foreign exchange
   	Legal, accounting and audit   79,227	      38,993
   	License fee		      39,680	      56,405
   	Management fees		     135,000	     135,000
   	Office and other	      39,583	      46,484
   	Professional and	     167,591	           -
	  consulting fees
   	Regulatory and transfer       14,066	      20,465
	  agent fees
   	Rent			      64,736	      94,178
   	Salaries and benefits	     608,601	     282,190
   	Shareholder communication      5,641	       3,172
   	Transaction fees	      10,509		   -
   	Technical consulting	     232,259	     204,428
   	Telephone		      49,600	      65,496
   	Travel, meals and   	     136,560	     196,781
	  entertainment		------------	------------
				   1,929,526	   1,229,324
				------------	------------
Loss before other items		  (1,704,007)	  (1,213,838)

Other items
	Provision for loan 	     156,470		   -
	  receivable recovered
   	Software write down	    (156,724)		   -
   	Gain on sale of fixed 		   -		 116
	  asset			------------	------------
				        (254)		 116

Net loss for period		  (1,704,261)	  (1,213,722)

Deficit, beginning of period	 (10,686,435)	  (8,579,564)

Deficit, end of period		$(12,390,696)	$ (9,793,286)
				============	============
Weighted average number of
	shares			  32,094,828	  18,148,297
				------------	------------
Basic and fully diluted loss	$     (0.05)	$      (0.07)
	per common share	------------	------------





LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

					Nine months ended
					September 30
					2002	 2001
				  (unaudited)	(unaudited)
Cash provided by (used for)	------------	------------				Operations
   	Net loss		$ (1,704,261)	$ (1,213,722)
    	Items not affecting cash
        Depreciation		      64,859	      31,181
        Software write down	     156,724		   -
        Gain on sale of fixed	           -	        (116)
	  asset			------------	------------
				  (1,482,678)	  (1,182,657)
   				------------	------------
Changes in non-cash working
capital:
   	Receivables		     (77,046)	    (253,867)
   	Prepaids		      44,025	      11,948
   	Receivable from related	     182,650	     (41,734)
  	  party
 	Payables and accruals	      81,960	     (26,689)
   	Payable to related party     (13,587)	       1,033
   	Player deposits		      17,410		   -
				------------	------------
				     235,412	    (309,309)
				------------	------------
				  (1,247,266)	  (1,491,966)
				------------	------------
Financing
	Provision for loan    	     (156,470)		   -
	  receivable recovered
   	Issuance of common 	    1,542,399	   1,478,354
	  shares for cash
   	Capital subscriptions	    (150,000)		   -
   	Repayment of capital 	      (8,400)	      (9,906)
	  lease
	Loan receivable		           -	      (1,302)
   	Loan payable		      11,934	     200,000
				------------	------------
				   1,239,463	   1,667,146
				------------	------------
Investing
   	Equipment		     (16,796)	     (35,530)
   	Software		     (26,754)	       8,270
   	Proceeds on sale of	          -	       1,605
	  fixed asset		------------	------------
  				     (43,550)	     (25,655)
     				------------	------------
(Decrease) Increase in cash	     (51,353)	     149,525
	and cash equivalents

Cash and cash equivalents, 	     102,022	     175,189
	beginning of period
				------------	------------
Cash and cash equivalents,
	end of period		$     50,669	$    324,714
				============	============





LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


1.	Nature of operations and going concern

These interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The company was previously involved in the exploration of mineral properties. During 1999, the company decided not to continue in the mineral exploration business and as a result of which the company sold its mineral properties and wrote down its remaining property to $1 (Note 3).

The company, through its Antiguan subsidiaries is in the business of development, acquisition and marketing of on-line multi-player poker games software. The expected principal revenues of the subsidiaries will be from collecting rakes, licensing fees and royalties.

Although management believes that the conduct of Internet gaming related activities by its subsidiaries will represent a lawful business, there is the risk that the legality of the gaming activity may be challenged by Canadian legal authorities. If the legality of the gaming activity is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the company.

The company has incurred significant operating losses over the past three fiscal years. In addition, the company must raise significant capital to develop its business and to fund operating costs. It is not certain that the company will be successful in its efforts to raise the capital required.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Basis of presentation

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements. In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.




LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


2.	Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Las
Vegas From Home.com Entertainment Inc. and its wholly-owned subsidiaries Touchdown Inc., Action Poker Gaming, Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The estimated fair market value of cash, receivables and payables approximates carrying value due to the relatively short term nature of the instruments.

Interest in mineral properties

Mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

Property and equipment

Property and equipment are recorded at cost. The company depreciates its assets on the declining balance method at the following annual rates from the date that they are put into use:

Software			30% declining balance
Computer equipment		30% declining balance
Furniture and equipment         20% declining balance
Vehicle under capital lease	Straight-line over the lease term
Software development costs	Straight-line over 5 years





LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


2.	Summary of significant accounting policies (Continued)

Foreign currency translation

Monetary assets and liabilities are translated at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated at the appropriate transaction date rates. Depreciation, depletion, and amortization are translated at historic exchange rates.

Stock-based compensation plan

The company has a stock-based compensation plan which is described in Note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.


3.	Interest in mineral property
					September 30	December 31
					        2002	       2001
Pike County, United States of
	America
	Acquisition cost, net of
	proceeds			$           1	$         1
					-------------	-----------

4. 	Property and equipment
							Accumulated
					Cost		Depreciation
Software and software			$     208,370	$     28,554
	development costs
Computer equipment			      177,056	      84,712
Furniture and				       16,196	       5,223
	equipment
Vehicle under capital			       53,683	      20,132
	lease				-------------	------------
					$     455,305	$    138,621
					-------------	------------

					September 30	December 31
					        2002	       2001
					         Net	        Net
					Book Value	 Book Value
Software and software
	development costs		$     179,816	$    337,623
Computer equipment			       92,344	      99,501
Furniture and				       10,973	      13,976
	equipment
Vehicle under capital 			       33,551	      43,617
    	lease				-------------	------------
					$     316,684	$    494,717
					-------------	------------



LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


4.	Property and equipment (Continued)

During 2000, the company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive poker games. The software was at a stage where it could be played for fun money when various disputes arose between the company and the software developer during 2001. As a result, the development of the software was halted. Presently, the software is not capable of generating revenue, as it cannot be played for real money. The company is in the process of seeking an arbitration based on the original contract in order that the existing disputes may be resolved. During 2001, the company wrote down the software by $156,724 (2000: $Nil) being 50% of the amount paid to reflect the potential decrease in value and on September 30, 2002, the company wrote off the remainder.

During 2001, the company developed its own multi-player interactive poker games software. The amount of $208,370 has been capitalized under software development costs. Amortization expense of $28,554 has been taken on the costs capitalized for the nine month period ended September 30, 2002.


5.    	Loan payable

During 2001, the company issued a debenture for the Principal amount of $200,000 at an interest rate of 9% per annum. The debenture was due and payable on April 26, 2002. As at September 30, 2002, the debenture remains unpaid.


6.    	Obligation under capital lease

Capital lease obligation			$      32,707
Less:  current portion				      (14,628)
						--------------
						$      18,079
						--------------
The company entered into a four-year lease relating to a motor vehicle. Because the base term exceeds 75% of the estimated useful life of the asset, the company has accounted for the lease as a capital lease.
The effective rate of interest under the capital lease is 9.89%.
Future minimum lease payments are as follows:

Year ending December 31
2002						$        3,657
2003						        14,628
2004						        14,628
2005						         3,657
						--------------
Total minimum lease payments			        36,570
Less:  amount representing interest at 9.89%	        (3,863)
						--------------
Balance of the obligation			$       32,707
						--------------




LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


7.	Capital stock

(a)	Authorized:

	100,000,000 common shares without par value
	  5,000,000 preferred shares

(b)	Changes in capital stock:
					September 30, 2002
					------------------
				Number
				of Shares	Amount
Balance beginning of period	24,754,420	$  10,801,388
	Exercise of warrants	 1,311,066	      199,799
	  for cash
	Private placement
	Proceeds		12,038,000	    1,372,600
	Finder's fees		         -	      (30,000)
				----------	--------------
Balance end of period		38,103,486	$  12,343,787
				----------	--------------

					December 31, 2001
					-----------------
				Number
				of Shares	    Amount
Balance beginning of period	12,609,236	$    9,269,584
	Exercise of warrants	   341,125	        60,257
	  for cash
	Private placement
	Proceeds		11,737,392	     1,611,261
	Finder's fees		    66,667	      (139,714)
				----------	--------------
Balance end of period		24,754,420	$   10,801,388
				----------	--------------





LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


7.	Capital stock (Continued)

(c)	Warrants

The following summarizes warrants that have been granted, exercised or have expired for the period ended September 30, 2002. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated.
				Number of 	Exercise
				Warrants*	Price $
Balance beginning of period	14,206,037	0.14 to 0.60

	Warrants issued		 1,688,000	0.35 to 0.70
	Warrants exercised	(1,311,066)	0.14 to 0.16
	Warrants expired	(2,475,000)	        0.60
				----------	------------
Balance end of period		12,107,971	0.14 to 0.70
				----------
* One warrant is required to buy 1 (one) common share.

As at September 30, 2002 the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the expiry dates falling in the following years.
				Number of	Exercise
				Warrants*	Price $
Year ending December 31, 2002	   335,857	        0.60
Year ending December 31, 2003	10,084,114	0.14 to 0.40
Year ending December 31, 2004	 1,688,000	0.35 to 0.70
				----------
				12,107,971
				----------
* One warrant is required to buy 1 (one) common share.

(d)	Stock options

The company has a stock option plan to provide employees and directors with options to purchase up to 10% of the issued and outstanding common shares of the company. The following summarizes the employees and directors stock options that have been granted, exercised, cancelled and expired during the period ended September 30, 2002.
				Number of	Exercise
				Options**	Price $
Balance beginning of period	2,471,442	0.15 to 0.36

	Options granted		1,163,907	        0.11
	Options cancelled	 (598,000)	0.20 to 0.36
				---------	------------
Balance end of period		3,037,349	0.11 to 0.36
				---------
** One option is required to buy 1 (one) common share.





LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


7.	Capital stock (Continued)

(d) Stock options (Continued)

As at September 30, 2002, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:


Expiry dates			Number of	Exercise
				Options**	Price $
Year ending December 31, 2002	1,005,000	0.11 to 0.22
Year ending December 31, 2003	1,308,909	0.11 to 0.23
Year ending December 31, 2004	   50,000	0.11 to 0.36
Year ending December 31, 2005	  648,440	0.11 to 0.31
Year ending December 31, 2006	   25,000	        0.15
				---------	------------
Total options outstanding	3,037,349	0.11 to 0.36
				---------	------------
** One option is required to buy 1 (one) common share.


8.	Related party transactions

(a)	Receivable from related party
				September 30 	 December 31
				        2002	        2001
Receivable from Lucky 1 	$          -	$    156,470
     Enterprises Inc. (Note 8(a))
Cash held in trust by Lucky 1 		   -	      26,180
     Enterprises Inc.
Provision for write-down	           -	    (156,470)
				------------	------------
				$          -	$     26,180
				------------	------------
(a) 	The company shares office premises with Lucky 1
Enterprises Inc. (formerly Golden Nugget Exploration Inc.) ("Lucky 1") a company related by common management, directors and officers. Lucky 1 charges the company for its proportionate share of payroll expenses and other expenses ("LVH obligations"). For the nine month period ending September 30, 2002, the company has paid the sum of $121,620 for the LVH obligations which are as follows: payroll expenses of $109,448 and other expenses of $12,172.

(b)  	For the nine month period ending September 30, 2002, a
director of the company was paid $10,000 for consulting and professional fees.

(c) 	For the nine month period ending September 30, 2002, the
company paid management fees totalling $135,000 (2001: $135,000) to a company related by common management.





LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


9. 	Loss carry forwards

(a)	As at December 31, 2001, the non-capital loss carry
forward for income tax purposes amounts to $3,457,376. The tax benefits related to the loss carry forward have not been recognized in the financial statements because of uncertainty that the benefits may be realized. The non-capital loss carry forward expires as follows:

			2002	     $	180,650
			2003		125,171
			2004		119,552
			2005		158,221
 			2006		708,311
 			2007		1,108,651
			2008		1,056,820

(b) 	The net capital loss carry forward for income tax purposes
amounts to $905,088.

(c) 	The pools of eligible Canadian development and exploration
expenditures amount to $269,000. These pools can shelter future earnings from resource properties.


10. 	Subsequent event

On October 30, 2002, the Company and its indirectly owned Antiguan Subsidiaries G.T. Enterprises Inc. and Action Poker Gaming Inc. announced that an amicable out of court settlement has been concluded with Cryptologic Inc., Cryptologic Caribbean Limited and Wagerlogic Limited in respect to all outstanding matters between the parties. As a result of the conclusion of the amicable out of Court Settlement the parties have released each other from any and all actions, suits, debts, dues, claims and demands.







Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
------------------------------------------
(Registrant)

By:	"Bedo H. Kalpakian"
------------------------------------------
	Bedo H. Kalpakian, Chairman

Date:	November 14, 2002
------------------------------------------